State Farm Associates' Funds Trust
State Farm Mutual Fund Trust
State Farm Variable Product Trust

June 17, 2011

	I, David Grizzle, Assistant Secretary-Treasurer of the State Farm Associates' Funds Trust, a Delaware trust, hereby certify that the following is a true and correct copy of a resolution duly adopted at a meeting of the Board of Trustees of the Trust held at Bloomington, Illinois on the 17th day of June, 2011 and that said resolution is in full force and effect and has not been revoked.

	WHEREAS, In compliance with the requirements of Rule 17g-1 of the Investment Company Act of 1940 (the Act) each Trust is insured and has coverage against larceny and embezzlement under a joint insured registered management investment company bond in the amount of $7,000,000 per loss issued by ICI Mutual Insurance Company, naming as the assureds thereon, State Farm Investment Management Corp., State Farm Mutual Automobile Insurance Company, State Farm Associates' Funds
Trust, State Farm Variable Product Trust, and State Farm Mutual Fund
Trust;

	RESOLVED, That giving due consideration to all relevant factors including the total amount of coverage which each joint assured would have been required to provide and maintain individually pursuant to Rule 17g-1 under the Act had each such joint assured not been named under a joint insured bond, the amount, type and form of the coverage against larceny and embezzlement provided under ICI Mutual Insurance Company's joint insured registered management investment company bond, containing provisions complying with the notice requirements of paragraph (c) of Rule 17g-1 under the Act, are deemed by these Boards of Trustees, to be reasonable, and

	RESOLVED, That in consideration of the value of the aggregate assets of each of these Assureds to which any covered person may have access, the type and terms of arrangements made for the custody and safekeeping of such assets, the nature of the securities and other investments to be held in each of these Assureds' portfolio, the accounting procedures and controls, and the minimum amount of a single insured bond each of the Assureds would have been required to provide and maintain individually pursuant to Rule 17g-1 under the Act had each of the Assureds obtained a single insured bond, it is determined by these Boards of Trustees that the following amounts of fidelity bond coverage shall be maintained and the Assureds shall have a priority claim in the event of loss under the joint insured bond of the same amounts:

State Farm Investment Management Corp.		  $    500,000
State Farm Associates' Funds Trust	2,500,000
State Farm Variable Product Trust	1,500,000
State Farm Mutual Fund Trust	2,500,000


	RESOLVED, That in consideration of all relevant factors including the number and the nature of the business activities of the other parties named as Assureds, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as Assureds, according to the relevant cost to each Assured of a single insured bond in the amount of each Assured's priority coverage, and the extent to which the share of the premium allocated to each Assured is less than the premium each Assured would have had to pay if they had provided and maintained a single insured bond in the amount of the priority coverage, the portion of the premium of the joint insured bond to be paid by each Assured, based upon the relative cost to each Assured of a single insured bond in the amount of each Assured's priority coverage, is hereby approved, and

	RESOLVED, That the Amendment to the Joint Fidelity Bond
Agreement among all assureds under the joint insured bond, in the form presented to this meeting is hereby approved, the officers are directed to execute the Agreement and the Secretary is directed to file an executed copy of the Agreement in the form presented to this meeting with the records of this meeting, and

	FURTHER RESOLVED, That, in accordance with Rule 17g-1, the officers are hereby directed to make the filings and give the notices as may be required by paragraph (g) of the Rule.

	IN WITNESS WHEREOF, I have affixed my signature on the 14th day of July, 2011.

/s/ David Grizzle
David Grizzle
Assistant Secretary-Treasurer
July 14, 2011



AMENDMENT TO
JOINT FIDELITY BOND AGREEMENT


      This agreement, effective the 1st day of July, 2011, is an amendment to the Joint Fidelity Bond Agreement dated April 1, 2011 by and among State Farm Investment Management Corp., State Farm Associates' Funds Trust, State Farm Variable Product Trust, and State Farm Mutual Fund
Trust (collectively, the "Assureds").

	The Assureds agree that the Joint Fidelity Bond Agreement shall be amended as follows:

1.	Priority Coverage.  	The following amounts of priority coverage have
been approved 		for each Assured by its Board of Directors or Board of
Trustees.

		Assured				 	      Priority Coverage
		State Farm Investment Management Corp.	          500,000
		State Farm Associates' Funds Trust			                  2,500,000
		State Farm Variable Product Trust			                   1,500,000
		State Farm Mutual Fund Trust			                         2,500,000
				                                         $7,000,000

2.	Allocation of Premium.  Each Assured shall pay a portion of the total
Bond premium 		based upon the relative cost to each Assured of a single
insured bond in the amount of 		each assured's priority coverage.

3.	Loss Percentages.  For purposes of allocating the coverage of the
Bond, each Assured shall have a loss percentage as follows:

		Assured						Loss Percentage
State Farm Investment Management Corp.			    7.15%
			State Farm Associates' Funds Trust				             35.71 %
		State Farm Variable Product Trust				               21.43 %
		State Farm Mutual Fund Trust				                     35.71 %
				100 %

These percentages reflect the percentages of the total Bond coverage represented by the amount of each Assured's priority coverage.


	In all other respects the Joint Fidelity Bond Agreement executed April 1, 2011, remains in full force and effect.


	IN WITNESS WHEREOF, The Assureds have caused this Agreement to be executed as of the day and year first above written.


STATE FARM INVESTMENT MANAGEMENT CORP.
STATE FARM ASSOCIATES' FUNDS TRUST
STATE FARM VARIABLE PRODUCT TRUST
STATE FARM MUTUAL FUND TRUST



                     /s/ David Grizzle
By:  ______________________________________

	David Grizzle
Name: ____________________________________

                   Assistant Secretary - Treasurer
Title: _____________________________________